80 Arkay Drive, Suite 110 Hauppauge, New York 11788

MUTUAL FUNDS SERIES TRUST

Erik Naviloff

Treasurer

Direct Telephone: (631) 470-2652

E-mail:erikn@geminifund.com

March 3, 2015

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn : Kathy Churko, Senior Attorney

(202) 551-6387

RE: The Catalyst Funds, JAG Large Cap Growth Fund; Empire 2500 Fund; SignalPoint Global Alpha; Listed Private Equity and Eventide Gilead; Mutual Fund Series Trust (the “Registrant” or the “Funds” or individually a “Fund”)

File Nos. 333-132541; 811-21872

Dear Ms. Churko:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Erik Naviloff, Treasurer of the Trust on Thursday, January 8, 2015, with respect to the above-referenced Funds. Your comments are set forth below, and each is followed by the Registrant’s response.

General Comments

Comment 1:	For the services provided by MFund Services, please explain the services provided and how those services vary from the services provided by the administrator, adviser, and sub-adviser. Please also confirm if the Board of Trustees has approved the agreement with MFund Services to provide these services.
Response:	MFund Services provides various management and legal administration services to the Trust’s funds that are not provided by the other service providers, including the advisers, sub-advisors and administrator. A list of services provided by MFund Services is attached as appendix A. The Registrant confirms that the Board has approved the agreement with MFund Services.
Comment 2:	Please confirm that the expenses of BDC’s were included in the AFFE calculation in the fee and expense tables of the prospectuses, if applicable.
Response:	The Registrant’s fund accountants have confirmed to the Registrant that the expenses of BDC’s were included in the AFFE calculation in the fee and expense tables of the prospectuses, if applicable.
Comment 3:	Please confirm that the Registrant will not increase the 12b-1 fee charged for Class A shares unless it notifies Class A shareholders in advance.
Response:	The Registrant so confirms.
Comment 4:	For the Funds that invest in derivatives, please be sure to include information in the management discussion and analysis regarding how fund performance was impacted by the use of derivatives during the period.
Response:	Going forward, the adviser has confirmed to the Registrant that it will include information in the management discussion and analysis regarding how fund performance was impacted by the use of derivatives during the period.
Comment 5:	In the Financial Highlights, for each Fund that has a dividend and interest expense, please remove the line item for ratios to average net assets that exclude the dividend and interest expense. If the Registrant wishes to include this information, it can do so in the footnotes to the Financial Highlights.
Response:	Going forward, the Registrant will not include the line item for ratios to average net assets that exclude the dividend and interest expense, and, if the Registrant wishes to include this information, it will do so in the footnotes to the Financial Highlights.

Catalyst/EquityCompass Buyback Strategy N-CSR dated 6/30/2014

Comment 1:	In the total return table, please put the returns for the Class A shares with the sales load directly under the returns for Class A at NAV.
Response:	Going forward, the Registrant present the Class A performance as requested.

Catalyst Insider Long/Short Fund and Event Arbitrage Fund N-CSR dated 6/30/2014

Comment 1:	The Insider Long/Short Fund and the Event Arbitrage Fund engaged in a lot of short selling during the period. How does the Registrant ensure that the Funds have sufficient liquidity to meet redemptions?
Response:	The Insider Long/Short Fund and the Event Arbitrage Fund each maintains a large cash balance and has overdraft protection with its custodian that covers any short term redemptions above the amount of cash available in the fund. In addition, the Insider Long/Short Fund typically holds approximately 75% in long positions and the Event Arbitrage Fund typically holds 65%-70% net long. Such positions can be sold to raise cash.

Catalyst Small Cap Insider Buying N-CSR dated 6/30/2014

Comment 1:	The Funds prospectus fee and expense table does not match the Funds financial highlights in the Annual Report. Please explain the discrepancy.
Response:	The adviser changed the expense cap for the Fund after the annual report, so the annual report reflects the expense cap in place during the period, and the prospectus reflects the expense cap for the Fund for the current fiscal year as required by Form N-1A.

Catalyst SMH Total Return Income Fund N-CSR dated 6/30/2014

Comment 1:	The Fund had a Return of Capital for the fiscal year ended 6/30/14. Please confirm that the Registrant provided notice to shareholders in compliance with Rule 19a-1 under the Investment Company Act.
Response:	The Registrant is currently distributing the 19A notices to shareholders.

JAG Large Cap Growth Fund N-CSR dated 9/30/13

Comment 1:	The Fund’s SAI says that it is classified as a non-diversified fund, but, based on its holdings, it appears to be diversified. Please confirm that, if the Fund stays diversified for 36 months, it will seek shareholder approval to be non-diversified if the Fund wishes to remain classified as non-diversified.
Response:	The Registrant so confirms.

JAG Large Cap Growth Fund and Empiric 2500 Fund N-CSRs each dated 9/30/14

Comment 1:	The Funds use affiliated brokers for portfolio trades. Please confirm that Board has reviewed and approved the affiliated brokerage transactions and determined that the commissions paid were fair and reasonable.
Response:	The Registrant so confirms.

Empiric 2500 Fund N-CSR dated 9/30/2013

Comment 1:	The Fund’s SAI says that it is classified as a non-diversified fund, but, based on its holdings, it appears to be diversified. Please explain the discrepancy.

Response:	The Fund is diversified and has been so since its inception. The Fund’s SAI also states that the Fund is diversified. The SAI filed on April 5, 2013 contained a typo stating that the Fund was non-diversified, but it was corrected in the 497 filed April 9, 2013 and has remained corrected subsequent to the 497 filing.
Comment 2:	The footnote to the performance chart in the management discussion and analysis is confusing. It discusses a change in benchmark, but it would seem that the period shown should just discuss the old benchmark. Please update the footnote to be more clear.
Response:	The periods shown require discussing both benchmarks in the footnote to the Benchmark Indices column. The periods that are 6 months or shorter include the index returns for the new benchmark only. The periods shown that are longer than 6 months include the combined performance of the old benchmark and the new benchmark. For example, the 3 month index returns would only show the returns of the new benchmark, but the 3 year index returns would be the returns of the old benchmark from 4/1/2011 until 9/30/13 blended with the returns of the new index from 10/1/2013 until 3/31/14. The adviser will update the footnote to provide a separate footnote for each performance period shown to be clear as to whether the performance of the old benchmark, the new benchmark or a blend of the two is being used.
Comment 3:	Please explain why the gross expense ratio in the performance chart in the management discussion and analysis is shown as 0 in the column for Class A that includes the sales load.
Response:	The gross expense ratio for Class A shares with the sales load was not shown because it is the same as that of Class A without the sales load. The chart will be revised to include the gross expense ratio for Class A with the sales charge as well.
Comment 4:	Please explain why the reimbursement to the adviser mentioned in Note 5 to the Financial Statements is not included in the Statement of Operations.
Response:	The Reimbursement from the adviser was included in the “Net Realized Gain from Investments” line item. Going forward the Registrant will set forth any reimbursement by the Adviser in a separate line item in the Statement of Operations.
Comment 5:	Item 4 of the N-CSR requires that the amounts paid to the Fund’s accountants for the last 2 years be shown, but only the amounts paid for the fiscal year ended 9/30/13 are shown. Please refile the N-CSR to include the amounts paid for 2012 as well.
Response:	The Registrant will include the information requested and refile the N-CSR.

Listed Private Equity Fund N-CSR dated 6/30/2014

Comment 1:	The Fund uses affiliated brokers for portfolio trades. Please confirm that Board has reviewed and approved the affiliated brokerage transactions and determined that the commissions paid were fair and reasonable.
Response:	The Registrant so confirms.

Eventide Prospectus Dated 11/1/2014 and N-CSR dated 6/30/2014

Comment 1:	Explain why the fee table in the Prospectus for Gilead Fund does not match the Financial Highlights as shown in the annual report.
Response:	The fee table in the Prospectus does not include the recapture by the adviser during the fiscal year. Form N-1A requires that anything included in the fee table regarding an expense cap be prospective given the requirement that the agreement be in place for at least a year from the date of the prospectus. Because there are no waived or reimbursed expenses remaining to be recaptured, it should not be shown in the fee table. Similarly, if an expense cap were lowered or increased between the annual report and the prospectus, the fee table would reflect the new expense cap even though the net expense ratio would not match the annual report. It is also common industry practice to reflect the exhaustion of the ability to recapture in this manner.
Comment 2:	In Note 1 to the Financial Statements, a warrant that was fair valued is mentioned in footnote c to the table, but it is listed as a Level 2 security. Please explain why this security was not a Level 3 security.
Response:	The warrant was valued based on observable inputs other than quoted prices, so, in this case, valuation was based on the underlying security of the warrant.
Comment 3:	At the end of Note 3 to the Financial Statements, it states that each Eventide Fund received underwriting commissions. Please confirm whether these commissions were paid to the Funds and not to the distributor and explain why the amounts shown do not match the commissions shown in the Funds’ SAI.
Response:	Going forward, the registrant will indicate in the Notes in the Financial Statements that the Distributer received these fees. The Fees shown in the Annual Report are correct; the amount shown in the SAI will be updated in the Fund’s next SAI filing.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Please contact me at (631) 470-2652 if you should require any further information.

Sincerely,

/s/ Erik Naviloff

Treasurer
Mutual Fund Series Trust